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                                                                   Exhibit 2.7



                              TAX SHARING AGREEMENT

         This Tax Sharing Agreement, dated February 26, 2000, is by and between 3Com Corporation ("3Com"), a Delaware corporation, and Palm, Inc. ("Palm"), a Delaware corporation.

                                    RECITALS

         A. U.S. Robotics Corporation ("USR"), a Delaware corporation, acquired all of the stock of Palm on September 1, 1995. Consequently, Palm was a member of the affiliated group of corporations of which USR was the common parent (the "USR Group"), beginning on September 2, 1995, and ending on June 12, 1997, when 3Com acquired all of the stock of USR.

         B. During the period that Palm was a member of the USR Group, it joined other members of the group in filing consolidated federal income tax returns. For its taxable years ended October 1, 1995, and September 26, 1996, Palm incurred net operating losses that reduced the consolidated tax liability of the USR Group. Palm received no compensation from USR or other members of the Group for the use of Palm's net operating losses to offset taxable income of other members of the Group. For its taxable year ended June 12, 1997, when 3Com acquired USR, Palm had taxable income that increased the consolidated tax liability of the USR Group. Palm did not pay USR to compensate USR for Palm's share of the group's consolidated federal income tax liability.

         C. When 3Com acquired USR, both USR and Palm became members of the affiliated group of corporations of which 3Com was the common parent (the "3Com Group"). Beginning with its taxable year ended May 31, 1998, Palm has joined the other members of the 3Com Group in filing consolidated federal income tax returns. During its 1998 taxable year, Palm earned taxable income that was offset by net operating losses incurred by other members of the group. Palm did not pay 3Com to compensate for the use of losses of other group members to offset Palm's income.

         D. Under the tax laws of some states and foreign jurisdictions, Palm has joined other members of the USR Group or the 3Com Group in filing consolidated, combined, or unitary returns. Palm has made no payments to other members in respect of its share of the tax liability reported on those returns or to compensate other members for the use of their losses, credits or similar tax attributes to reduce Palm's share of the aggregate tax liability. Similarly, Palm has received no payments from other members to compensate Palm for the use of its losses, credits, or similar tax attributes to reduce the aggregate tax liability.

         E. Palm plans to issue new shares of its common stock through a combination of private placements to strategic investors and a public offering. Thereafter, pursuant to a Master Separation and Distribution Agreement dated December 13, 1999, between 3Com and Palm, 3Com will distribute all of its stock in Palm to its shareholders (the "Distribution"). The Distribution will cause Palm to leave the 3Com Group.

         F. In anticipation of Palm's departure from the 3Com Group, 3Com and Palm would like to allocate responsibilities for certain tax matters. In particular, the parties would like to provide for the


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payment by Palm of its share of tax liabilities determined on a consolidated, combined, or unitary basis and to compensate affiliates for the use of their losses, credits, or other tax attributes to reduce Palm's share of the aggregate tax liability. Similarly, the parties would like to provide for the compensation of Palm for the use of its losses, credits, or similar tax attributes to reduce the aggregate tax liability. The parties would also like to provide for compensation or reimbursement as appropriate to reflect redeterminations of the tax liability of Palm for periods during which it joined in the filing of consolidated, combined, or unitary returns with 3Com or other affiliates. Finally, the parties would like to provide and fix the responsibilities for certain administrative matters, such as (1) the preparation and filing of tax returns for periods beginning before the date of the Distribution (the "Distribution Date"), (2) the payment of taxes shown to be due and payable on those returns (as well as any estimated or advance payments required before the filing of those returns), (3) the retention, maintenance and provision of access to all records necessary to prepare and file appropriate tax returns, and (4) the conduct of audits, examinations, and proceedings that could result in a redetermination of tax liabilities of 3Com, Palm or other subsidiaries of 3Com for periods beginning before the Distribution Date.

                                    AGREEMENT

         To accomplish the purposes described above, 3Com and Palm agree as follows:

         1. DEFINITIONS. For purposes of this Agreement, the term "Tax" shall mean all federal, state, local, foreign or other taxes, assessments or other governmental charges, including income, estimated income, business occupation, franchise, property, sales, use, excise, employment, unemployment, payroll, social security, ad valorem, transfer, gains, profits, capital stock, license, gross receipts, stamp, real estate, severance and withholding taxes, customs duties and harbor maintenance fees. Taxes associated with improper classification of employees as independent contractors shall be treated as payroll taxes and thus included within the definition of Taxes. Other capitalized terms not defined in this Agreement shall have the meaning given those terms by the Master Separation and Distribution Agreement entered into as of December 13, 1999, between 3Com and Palm.

         2. COMPUTATION OF TAX LIABILITY. The computation of Tax liability on any consolidated, combined or unitary return that includes Palm and at least one other corporation and covers a period beginning before the Distribution (a "Pre-Distribution Group Return") shall, to the extent permitted by law, be made in accordance with the methods used in comparable returns filed before the date of this Agreement.

         3.   ALLOCATION OF TAX LIABILITY

         (a) REGULAR FEDERAL INCOME TAX. If the consolidated federal income tax liability of the USR Group or 3Com Group for any taxable year for which the group filed or files a Pre-Distribution Group Return is determined on a regular tax basis, the amount of federal income taxes allocable to Palm shall be determined using the method described in section 1.1502-32(b)(3)(iv)(D) of the Treasury regulations. Thus, Palm shall be required to pay for any reduction in its separate company


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liability because of the absorption of losses, credits or other tax attributes of other members. Conversely, Palm shall be entitled to compensation to the extent that the absorption of its losses, credits, or other tax attributes reduces the group's consolidated federal income tax liability.

         (b)  FEDERAL ALTERNATIVE MINIMUM TAX.

                  (i) GENERAL RULE. If the USR Group or 3Com Group pays alternative minimum tax (AMT) for any year for which it filed or files a Pre-Distribution Group Return, Palm's share of the group's consolidated federal income taxes shall equal its share of the group's consolidated AMT, determined under Section 3(b)(ii), with the adjustments provided in Section 3(b)(iii) to reflect the absorption of losses, credits or other tax attributes.

                  (ii) PALM'S SHARE OF CONSOLIDATED AMT. Palm's share of the group's consolidated AMT for any year shall equal the excess, if any, of (A) the total consolidated AMT, over (B) the consolidated AMT for the year computed by excluding Palm's items of income, gain, deduction and loss, and Palm's credits.

                  (iii) ADJUSTMENTS FOR ABSORPTION OF TAX ATTRIBUTES. Palm's share of the group's consolidated AMT shall be adjusted to reflect the absorption of losses, credits or other tax attributes, based on principles similar to those underlying the method of allocating regular federal income taxes described in section 1.1502-32(b)(3)(iv)(D) of the Treasury regulations. If, for any taxable year, the regular tax attributes allocable to members other than Palm that can be carried forward to the succeeding taxable year are less than those carryforwards would have been if Palm had not been a member of the group, then Palm's share of the group's consolidated federal income tax liability shall be increased to reflect the incremental absorption of the tax attributes of other members. Conversely, if Palm's regular tax attributes are used to offset taxable income of other members, or tax liability attributable to such income, then Palm's share of the group's consolidated federal income tax liability shall be decreased to reflect such use of Palm's tax attributes. The amount of the adjustment for absorbed credits shall equal the amount of those credits. The amount of the adjustment for absorbed losses shall equal the product of the absorbed losses and the highest marginal regular federal income tax rate in effect for the year in which the losses are absorbed. If the adjustment described in this Section 3(b)(iii) exceeds the amount determined in Section 3(b)(ii), the excess shall be credited against Palm's liability for other taxable years or, in the case of taxable years covered by returns filed after the public offering, Palm shall be entitled to receive the amount of such excess pursuant to Section 4(b).

         (c) OTHER TAXES. Palm's share of Taxes other than federal income taxes that are determined on a consolidated, combined, or unitary basis shall be determined by applying the principles underlying the allocation method described in section 1.1502-32(b)(3)(iv)(D) of the Treasury regulations. Thus, Palm's share of the Taxes will generally equal the Tax liability that Palm would have had if it had filed a separate return for the relevant period. Palm shall be required to pay 3Com to the extent that Palm's separate company liability is reduced by the absorption of losses, credits or


                                       -3-
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other tax attributes of other members. Conversely, 3Com shall compensate Palm to the extent that the absorption of Palm's losses, credits, or other tax attributes reduces the combined tax liability.

         4.  PAYMENT OF ALLOCATED TAX.

                  (a) RETURNS FILED BEFORE PUBLIC OFFERING. Within 10 days after completion of the planned public offering of common shares of Palm, Palm shall pay to 3Com the net, cumulative amount of its share of the taxes assessed pursuant to Pre-Distribution Group Returns filed prior to the public offering.

                  (b) RETURNS FILED AFTER PUBLIC OFFERING. Palm shall pay to 3Com Palm's share of any Tax liability assessed pursuant to a Pre-Distribution Group Return filed after the public offering referred to in Section 4(a) within 30 days after the filing of that return. Within that same period, 3Com shall make to Palm any payments required as a result of benefits realized by 3Com or other members of the 3Com Group from the use Palm's tax attributes.

         5. REFUNDS. 3Com shall be entitled to receive any overpayment of Taxes shown on any Pre-Distribution Group Return, as originally filed.

         6. ALLOCATION OF MINIMUM TAX CREDITS. When Palm leaves the 3Com Group, the group shall allocate to Palm a portion of its consolidated minimum tax credit equal to the ratio that (a) the cumulative amounts of consolidated AMT allocated to Palm pursuant to Section 3(b)(ii) bears to (b) the total amounts of consolidated AMT paid by the USR Group or 3Com Group for taxable years for which the group filed a Pre-Distribution Group Return. If the Treasury Department issues regulations that require an allocation of a different amount of consolidated minimum tax credit to Palm, Palm shall be required to pay (or entitled to receive) the amount by which its share of the consolidated minimum tax credit allocated pursuant to the regulations exceeds (or is less than) the amount that would have been allocated to Palm pursuant to this Section 6.

         7. CARRYBACK OF POST-DISTRIBUTION TAX ATTRIBUTES OF PALM. If, for any taxable period beginning on or after the Distribution Date, Palm recognizes a loss, credit, or similar tax attribute that, under applicable law, can or must be carried back to a taxable period during which Palm joined in filing a Pre-Distribution Group Return, 3Com shall, at Palm's expense, file appropriate refund claims within a reasonable period after being requested by Palm. 3Com shall promptly remit to Palm any refunds received with respect to any tax attribute so carried back.

         8.  CONDUCT OF TAX CONTESTS.

         (a) SEPARATE PALM CLAIMS. Palm shall have sole and complete authority to contest any claim by a taxing authority arising from an examination of a return that includes only Palm (a "Separate Palm Claim").

         (b) GROUP CLAIMS. 3Com shall be entitled to control the contest of any claim by a taxing authority arising from an examination of a Pre-Distribution Group Return (a "Group Claim"). 3Com


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shall notify Palm of the commencement of any such examination and shall keep
Palm apprised of the status of the examination. Palm shall be entitled to advise 3Com regarding the handling of claims that could affect Palm's allocable share of the consolidated, combined or unitary Tax liability, and 3Com shall not unreasonably reject Palm's advice. If a claim affects only Palm's share of the consolidated, combined or unitary Tax liability, and not that of any other member of the 3Com Group, Palm shall be entitled to prepare any written materials submitted to the taxing authority in defense against the claim. Neither Palm nor its representatives shall be entitled to attend meetings with representatives of the taxing authority without 3Com's consent. 3Com shall have sole authority to make decisions regarding the settlement of Group Claims. Palm shall bear any expenses it incurs in participating in the contest of a Group Claim.

         (c) COOPERATION. 3Com and Palm shall each provide the assistance reasonably requested by the other in conducting any tax contest, including execution of any powers of attorney or other appropriate documentation, attendance of administrative or judicial proceedings as requested, performance of necessary computations, and, subject to the confidentiality provisions of
Section 14, provision of access to or furnishing books, records, tax returns, and supporting work papers.

         9.  REDETERMINED TAX LIABILITIES.

         (a) SEPARATE PALM CLAIMS. If a redetermination of Taxes results from a Separate Palm Claim, Palm shall pay any resulting increases in Tax liability and shall be entitled to receive any refunds related to a decrease in Tax liability attributable to the claim.

         (b) GROUP CLAIMS. Any Tax deficiency arising from a Group Claim shall be paid to the relevant taxing authority by 3Com, and 3Com shall be entitled to receive any tax refund arising from the contest of the Group Claim. Within 30 days after the final determination of the Group Claim, 3Com shall allocate the Tax liabilities for the affected periods, as redetermined, among the members of the 3Com Group that joined in filing the relevant Pre-Distribution Group Returns. In allocating the redetermined Tax liabilities, 3Com shall apply the allocation method prescribed by Section 3. If the amount of redetermined Tax liability allocated to Palm for any period exceeds the amounts previously paid by Palm to 3Com in respect of Palm's allocated Tax liability for that period, Palm shall pay such excess to 3Com within 10 days of receiving notice from 3Com of the amount due. If the amounts previously paid by Palm to 3Com in respect of Palm's allocated Tax liability for any period exceed the amount of redetermined Tax liability allocated to Palm for that period, 3Com shall pay such excess to Palm within 40 days after the final determination of the Group Claim that led to the redetermination of Tax liability.

         (c) INTEREST. If applicable law provides for interest on any Tax deficiency or refund to which Section 9(b) applies, then any payments made between Palm and 3Com pursuant to that Section as a result of the deficiency or refund shall also bear interest, computed at the same rate or rates and for the same period as the deficiency or refund bears interest.

         10. RETENTION OF AND ACCESS TO RECORDS; COOPERATION AND ASSISTANCE.

                                       -5-
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         (a) RETENTION OF AND ACCESS TO RECORDS. Each party shall retain all tax returns for periods beginning before the Distribution Date, together with all related reports, work papers, schedules or other documents or computer files, and, subject to the confidentiality provisions of Section 14, shall make these documents or files available to the other upon request. Neither party shall dispose of any of these documents or files without the other's permission.

         (b) COOPERATION AND ASSISTANCE. Subject to the confidentiality provisions of Section 14, 3Com and Palm shall provide each other with such cooperation, assistance, and information as either of them may reasonably request of the other with respect to the filing with any taxing authority of any tax return, amended return, claim for refund, or other document. With respect to any Pre-Distribution Group Return, such assistance shall include the timely submission by Palm to 3Com of pro forma tax returns for Palm, including a pro forma return for the tax period of Palm that will end on the Distribution Date.

         11.  PREPARATION OF TAX RETURNS; ESTIMATED PAYMENTS.

         (a) FILING OF RETURNS. 3Com shall prepare and timely file all Pre-Distribution Group Returns. Within 75 days after the close of each taxable period (including, if applicable, the period that ends on the Distribution
Date), Palm shall, subject to the confidentiality provisions of Section 14: (1) furnish to 3Com draft tax returns for Palm and all supporting information and documentation useful in preparing the relevant Pre-Distribution Group Return;
(2) allow 3Com access at any reasonable time after the Distribution Date to all tax returns of Palm and supporting papers for those returns; and (3) furnish to 3Com such additional tax information and documents as 3Com may reasonably request. Palm shall cooperate in connection with the preparation of any Pre-Distribution Group Returns. 3Com shall be responsible for any payments to the applicable taxing authorities required in connection with those returns.

         (b) AMENDED RETURNS. 3Com shall not amend any Pre-Distribution Group Return in a respect that would affect Palm's allocable share of the Tax liability for the period covered by the return without providing Palm an opportunity to review and comment on the proposed amended return. 3Com shall not unreasonably reject any comments provided by Palm on the proposed amended return.

         (c) ESTIMATED PAYMENTS. 3Com shall make all estimated payments to any taxing authorities required in connection with Pre-Distribution Group Returns, and all payments required in connection with requests for extensions of time to file those returns. After making such a payment, 3Com shall promptly notify Palm of any portion of the payment that 3Com believes in good faith to be attributable to Palm's share of the aggregate Tax liability, as determined under
Section 3. Within 10 days after its receipt of such notice, Palm shall pay such amount to 3Com or advise 3Com of the basis for its disagreement.

         12.  INDEMNIFICATION.

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         (a) INDEMNITY OBLIGATIONS OF 3COM. 3Com shall indemnify Palm and hold
Palm harmless from and against:

                  (i) any liability, cost, or expense arising out of fraudulent or negligently prepared information, workpapers, documents, or other items used in the preparation of, or presented in, any return, amended return, or claim for refund prepared by 3Com; and

                  (ii) any Tax liability, and related cost or expense, incurred or paid by Palm in excess of that portion of the Tax liability allocated to Palm by this Agreement.

         (b) INDEMNITY OBLIGATIONS OF PALM. Palm shall indemnify 3Com and its subsidiaries and hold them harmless from and against any liability for:

                  (i) sales Taxes attributable to sales of products purchased by 3Com from Palm on or before the Distribution Date;

                  (ii) customs duties or harbor maintenance fees on products exported or imported by 3Com on behalf of Palm;

                  (iii) any Taxes resulting from the application to the Distribution of section 355(e) of the Internal Revenue Code by reason of an acquisition of Palm stock;

                  (iv) any Taxes on income or gain recognized by 3Com or a subsidiary of 3Com as a result of the transfer of an asset to Palm or a subsidiary of Palm in preparation for the Distribution, provided that 3Com consulted with Palm regarding the transfer and its expected tax consequences and that, after such consultation, Palm agreed to the transfer; and

                  (v) any interest or penalties related to Taxes described in this Section 12(b).

         13. GROSS-UP FOR TAXES ON REQUIRED PAYMENTS. If the receipt or accrual of any payment required by this Agreement is subject to any Tax, the payor shall pay an additional amount so that the total amount received by the payee, net of any applicable Taxes, equals the amount of the required payment.

         14. CONFIDENTIALITY OF DOCUMENTS AND INFORMATION. Any documents or information provided pursuant to this Agreement in connection with a tax contest or filing with a tax authority shall be provided or disclosed by the recipient only to those of its employees responsible for the tax contest or filing or to attorneys or accountants advising the recipient on these matters. Any wider dissemination of these documents or this information shall be allowed only if required by law or authorized by the party providing the documents or information.

         15.  DISPUTE RESOLUTION.

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         (a) If a dispute, controversy or claim ("Dispute") arises between the parties relating to the interpretation or performance of this Agreement, or the grounds for the termination hereof, appropriate senior executives (e.g. director or V.P. level) of each party who shall have the authority to resolve the matter shall meet to attempt in good faith to negotiate a resolution of the Dispute prior to pursuing other available remedies. The initial meeting between the appropriate senior executives shall be referred to herein as the "Dispute Resolution Commencement Date." Discussions and correspondence relating to trying to resolve such Dispute shall be treated as confidential information developed for the purpose of settlement and shall be exempt from discovery or production and shall not be admissible. If the senior executives are unable to resolve the Dispute within thirty (30) days from the Dispute Resolution Commencement Date, and either party wishes to pursue its rights relating to such Dispute, then the Dispute will be mediated by a mutually acceptable mediator appointed pursuant to the mediation rules of JAMS/Endispute within thirty (30) days after written notice by one party to the other demanding non-binding mediation. Neither party may unreasonably withhold consent to the selection of a mediator or the location of the mediation. Both parties will share the costs of the mediation equally, except that each party shall bear its own costs and expenses, including attorney's fees, witness fees, travel expenses, and preparation costs. The parties may also agree to replace mediation with some other form of non-binding or binding ADR.

         (b) Any Dispute which the parties cannot resolve through mediation within ninety (90) days of the Dispute Resolution Commencement Date, unless otherwise mutually agreed, shall be submitted to final and binding arbitration under the then current Commercial Arbitration Rules of the American Arbitration Association ("AAA"), by three (3) arbitrators in Santa Clara County, California. Such arbitrators shall be selected by the mutual agreement of the parties or, failing such agreement, shall be selected according to the aforesaid AAA rules. The arbitrators will be instructed to prepare and deliver a written, reasoned opinion stating their decision within thirty (30) days of the completion of the arbitration. The prevailing party in such arbitration shall be entitled to expenses, including costs and attorneys' and other professional fees, incurred in connection with the arbitration (but excluding any costs and fees associated with prior negotiation or mediation). The decision of the arbitrator shall be final and non-appealable and may be enforced in any court of competent jurisdiction. The use of any ADR procedures will not be construed under the doctrine of laches, waiver or estoppel to adversely affect the rights of either party.


         (c) Any Dispute regarding the following is not required to be negotiated, mediated or arbitrated prior to seeking relief from a court of competent jurisdiction: breach of any obligation of confidentiality; any claim where interim relief from the court is sought to prevent serious and irreparable injury to one of the parties or to others. However, the parties to the Dispute shall make a good faith effort to negotiate and mediate such Dispute, according to the above procedures, while such court action is pending.

         (d) Unless otherwise agreed in writing, the parties will continue to honor all commitments under this Agreement during the course of dispute resolution pursuant to the provisions of this Section 15 with respect to all matters not subject to such dispute, controversy, or claim.

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         16. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and shall supersede all prior written and oral and all contemporaneous oral agreements and understandings with respect to the subject matter hereof.

         17. GOVERNING LAW. This Agreement shall be construed in accordance with and all Disputes hereunder shall be governed by the laws of the State of California, excluding its conflict of law rules and the United Nations Convention on Contracts for the International Sales of Goods. The Superior Court of Santa Clara County and/or the United States District Court for the Northern District of California shall have jurisdiction and venue over all Disputes between the parties that are permitted to be brought in a court of law pursuant to Section 15.

         18. NOTICES. Notices, Demands, offers, requests or other communications required or permitted to be given by either party pursuant to the terms of this Agreement shall be given in writing to the respective parties to the following addresses:

         if to 3Com:

                           3Com Corporation
                           5400 Bayfront Plaza
                           Santa Clara, California 95052
                           Attention: General Counsel
                           Fax: (408) 326-6434

         if to Palm:

                           Palm, Inc.
                           5470 Great America Parkway
                           Santa Clara, California 95052
                           Attention: General Counsel

Or to such other address as the party to whom notice is given may have previously furnished to the other in writing as provided herein. Any notice involving non-performance, termination, or renewal shall be sent by hand delivery, recognized overnight courier or, within the United States, may also be sent via certified mail, return receipt requested. All other notices may also be sent by fax, confirmed by first class mail. All notices shall be deemed to have been given and received on the earlier of actual delivery or three (3) days from the date of postmark.

         19. COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

         20. BINDING EFFECT; ASSIGNMENT. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives and successors, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement. This Agreement may be enforced

                                       -9-
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separately by each member of the 3Com Group (defined, for this purpose, as provided in section 7.14 of the Master Separation and Distribution Agreement) and each member of the Palm Group. Neither party may assign this Agreement or any rights or obligations hereunder, without the prior written consent of the other party, and any such assignment shall be void; provided, however, either party may assign this Agreement to a successor entity in conjunction with such party's reincorporation.

           21. SEVERABILITY. If any term or any other provision of this Agreement is determined by a court, administrative agency or arbitrator to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the fullest extent possible.

         22. FAILURE OR INDULGENCE NOT WAIVER; REMEDIES CUMULATIVE. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

         23. AMENDMENT. No change or amendment will be made to this Agreement except by an instrument in writing signed on behalf of each of the parties to such agreement.

         24. AUTHORITY. Each of the parties hereto represents to the other that
(a) it has the corporate or other requisite power and authority to execute, deliver, and perform this Agreement, (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary corporate or other actions, (c) it has duly and validly executed and delivered this Agreement, and (d) this Agreement is a legal, valid and binding obligation, enforceable against it in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and general equity principles.

         25. INTERPRETATION. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated.

                                       -10-
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         IN WITNESS WHEREOF, the parties have caused this Tax Sharing Agreement to be duly executed as of the date first set forth above.

3COM CORPORATION                     PALM, INC.


By:                                  By:
   -----------------------------        --------------------------

Name:                                Name:
     -----------------------------        --------------------------

Title:                               Title:
      -----------------------------        --------------------------